UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         WELLSFORD REAL PROPERTIES, INC.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    950241109
                             ----------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 950241109                                                       Page 2

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               Delaware

                      5      Sole Voting Power
 Number of                          986,550
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           986,550
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    986,550

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             8.2%

12      Type of Reporting Person*

               BD, IA, PN

                                  SCHEDULE 13G

CUSIP No. 950241109                                                       Page 3

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               Delaware

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          986,550
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    986,550

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

                                  SCHEDULE 13G

CUSIP No. 950241109                                                       Page 4

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Citizenship or Place of Organization

               Delaware

                      5      Sole Voting Power
 Number of                          0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          986,550
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    986,550

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*[_]

11      Percent of Class Represented By Amount in Row (9)

                             0.0%

12      Type of Reporting Person*

               IN, HC

Item 1(a)      Name of Issuer:

               Wellsford Real Properties, Inc.  (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               610 Fifth Avenue, New York, New York  10020.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, NY 10167.

               (ii) The address of the principal  business  office of Mr. Angelo is 245 Park Avenue, New York, NY 10167.

               (iii)The address of the principal  business  office of Mr. Gordon is 245 Park Avenue, New York, NY 10167.

Item 2(c)      Citizenship:

               (i)  Angelo, Gordon is a Delaware limited partnership.

               (ii) Mr. Angelo is a citizen of the United States.

               (iii) Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

               950241109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under
                    Section 203 of the Investment Advisers Act of 1940.

               (ii) Mr. Angelo is a "parent holding company."

               (iii) Mr. Gordon is a "parent holding company."

Item 4. Ownership:

          (a)  Amount Beneficially Owned:

               (i) As of December 31, 1997, Angelo, Gordon may be deemed to be the beneficial owner of 986,550 Shares as a result of voting and dispositive powers that it held with respect to the 50 Shares held for its own account, the 150,000 Shares held for the account of seven private investment funds for which it acts as general partner and/or investment adviser, and as the holder of an irrevocable proxy for 836,550 Shares held by Mutual Qualified Fund.

               (ii) Mr.  Angelo  may be  considered  a  beneficial  owner of the
                    986,550 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

               (iii)Mr.  Gordon  may be  considered  a  beneficial  owner of the
                    986,550 Shares deemed to be beneficially owned by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

          (b)  Percent of Class:

               The number of Shares deemed to be beneficially owned by Angelo, Gordon constitute 8.2% of the total number of Shares outstanding.

          (c)  Number of shares as to which such person has:


                                                Angelo, Gordon     Mr. Angelo     Mr. Gordon
                                                --------------     ----------     ----------

                 (i)  sole power to vote or to
                      direct the vote:            986,550             0              0

                (ii)  shared power to vote or
                      to direct the vote:              0           986,550        986,550

               (iii)  sole power to dispose or
                      to direct the disposition
                      of:                         986,550             0              0

                (iv)  shared power to dispose
                      or to direct the
                      disposition of:                  0           986,550        986,550



Item 5.   Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
               Person:

          The limited partners of (or investors in) each of seven funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. Mutual Qualified Fund has retained all rights with respect to the 836,550 Shares over which Angelo, Gordon holds the proxy referred to in Item 4(a)(i) hereof, other than the right to vote with respect to such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

               See Exhibit B.

Item 8.   Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.  Certification:

          By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998    ANGELO, GORDON & CO., L.P.

                             By:  AG Partners, L.P.
                                  General Partner

                                  By:  /s/ Michael L. Gordon
                                       ----------------------------------------
                                       Name: Michael L. Gordon
                                       Title:   General Partner


Dated:  February 12, 1998    /s/ John M. Angelo
                             --------------------------------------------------
                             JOHN M. ANGELO


Dated:  February 12, 1998    /s/ Michael L. Gordon
                             --------------------------------------------------
                             MICHAEL L. GORDON

                                    EXHIBITS



                                                                            Page

A.        Joint Filing Agreement, dated February 12, 1998 by
          and among Angelo,  Gordon & Co., L.P., Mr. John M.
          Angelo and Mr. Michael L. Gordon...................................11

B.        Item 7 disclosure..................................................12